Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 14 DATED FEBRUARY 17, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012, supplement no. 11 dated January 25, 2012, supplement no. 12 dated February 9, 2012 and supplement no. 13 dated February 14, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to purchase a 255-unit apartment complex located on approximately 25.2 acres of land in Pikesville, Maryland.
Probable Real Estate Investment
The Residence at Waterstone
On February 16, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with Avalon Village Green Associates, LLC (the "Seller") to purchase an apartment complex, containing 255 apartment units located on approximately 25.2 acres of land in Pikesville, Maryland (“The Residence at Waterstone”).  The Seller is not affiliated us or our advisors. In connection with the purchase and sale agreement, on February 17, 2012, we made an initial deposit of $500,000. On March 19, 2012, we will be required to make an additional deposit of $1.5 million under the purchase and sale agreement. Pursuant to the purchase and sale agreement, we would be obligated to purchase The Residence at Waterstone only after satisfaction of agreed upon closing conditions.
There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $2.0 million of earnest money.
The purchase price of The Residence at Waterstone is approximately $65.0 million plus closing costs. We intend to fund the purchase of The Residence at Waterstone with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering.
The Residence at Waterstone is located in the northwest Baltimore suburb of Pikesville, Maryland and consists of 255 apartment units, encompassing 370,436 rentable square feet. The Residence at Waterstone was constructed in 2002 and is currently 96% leased. The current aggregate annual effective base rent for the tenants of The Residence at Waterstone is approximately $5.2 million.
The average occupancy rate for The Residence at Waterstone during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	93%
2008	94%
2009	96%
2010	97%
2011	97%

The average effective monthly rental rate per unit for each of the last five years for The Residence at Waterstone was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2007	$1,339
2008	1,502
2009	1,660
2010	1,674
2011	1,736

We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that The Residence at Waterstone is suitable for its intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to The Residence at Waterstone.

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